

February 25, 2014

Via E-mail
Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

     Re: **FedEx Corporation**
                 Form 10-K for the Fiscal Year Ended May 31, 2013
                 Filed July 15, 2013
                 File No. 1-15829

Dear Mr. Graf:

       We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. In your letters to us dated January 14, 2011 and February 4, 2011, you discussed your contacts with Syria and lack of contacts with Sudan, countries that are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your website states that you currently offer no services to or from Sudan and that services involving Syria have been suspended. We are aware of third party websites listing Chinese freight forwarding and shipping companies that include your logo and purport to offer FedEx Services to Syria, Sudan and Cuba. Cuba also is designated a state sponsor of terrorism, and is subject to U.S. asset and export controls.

Your Form 10-K does not provide disclosure about the referenced countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2011 letters, and any contacts with Cuba, whether through subsidiaries, freight forwarders, service contractors, distributors, affiliates, or other direct or indirect arrangements. Your response should describe any services, technology, products, equipment or components you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Robert T. Molinet
Corporate Vice President-Securities and Corporate Law

Max Webb
Assistant Director
Division of Corporation Finance